DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                 April  28, 2006

Adelaja Heyliger                                             VIA EDGAR
Division of Corporate Finance                                ---------
United States Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3636

RE:     Fleurs De Vie, Inc.
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed March 21, 2006
        File No. 333-131084

Dear Mr. Heyliger:

     In response to your comment letter dated April 4, 2006, Fleurs De Vie, Inc. (the "Company," "we," "us") has the following responses:

RECENT EVENTS

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 22. HOWEVER, PLEASE REMOVE THE LOEV CORPORATE FILINGS WEBSITE ADDRESS.

RESPONSE:

     Loev Corporate Filings website address has been removed in the amended filing as you requested.

SHARES AVAILABLE FOR FUTURE SALE

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 27. THE PURPOSE OF OUR PRIOR COMMENT WAS TO UNDERSTAND WHY YOU BELIEVE THE VOLUME LIMITATIONS OF RULE 144 ARE APPLICABLE WHEN THE SHARES IN QUESTION ARE BEING REGISTERED FOR RESALE. IF YOU CHOOSE TO REGISTER FOR RESALE THE 50,000 SHARES HELD BY LOEV CORPORATE FILINGS, PLEASE EITHER REMOVE THE REFERENCES TO THE VOLUME LIMITATIONS OF RULE 144 OR DESCRIBE THE SPECIFIC CIRCUMSTANCES UNDER WHICH LOEV CORPORATE FILINGS WOULD NEED TO COMPLY WITH SUCH LIMITATION.

RESPONSE:

     The Company has chosen not to register the 50,000 shares of common stock held by Loev Corporate Filings.

LEGAL MATTERS

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 32 AND REISSUE THE COMMENT. PLEASE REVISE TO PROVIDE A RISK FACTOR THAT PROMINENTLY DISCLOSES MR. LOEV'S INTERESTS AND DISCUSS THE RISKS ASSOCIATED WITH ANY ACTUAL OR PERCEIVED
     CONFLICTS  OF  INTEREST  THAT  MAY  ARISE  FROM THE FACT THAT MR. LOEV OWNS
     APPROXIMATELY  40%  OF  YOUR  OUTSTANDING  SHARES.

RESPONSE:

     We have added the following risk factor, which we believe prominently discloses Mr. Loev's interests and risks associated with any actual or perceived conflicts of interest:

     "OUR LEGAL COUNSEL, DAVID M. LOEV, BENEFICIALLY OWNS APPROXIMATELY 40.4% OF OUR OUTSTANDING COMMON STOCK, AND AS A RESULT MAY BE PERCEIVED TO HAVE CONFLICTS OF INTEREST IN CONNECTION WITH HIS REPRESENTATION OF US BY THE INVESTMENT COMMUNITY.

     Our legal counsel, David M. Loev, who prepared this Form SB-2 Registration Statement, beneficially owns 750,000 shares of our issued and outstanding common stock representing approximately 40.4% of our outstanding common stock. Of those shares, 700,000 were granted to Mr. Loev in consideration for legal services rendered to us in connection with the preparation of our private placement memorandum and this Form SB-2 Registration Statement. We believe that Mr. Loev's significant ownership of our common stock does not present a conflict of interest, because Mr. Loev owes fiduciary duties to us in connection with his legal representation of Fleurs De Vie, Inc. and because he is bound by the Texas Disciplinary Rules of Professional Conduct, which states that he must discharge his duty to us to the best of his ability; however, he may be perceived by investors and investment advisors to have a conflict of interest with us. If investors and/or investment advisors believe a conflict of interest exists between Mr. Loev's interests, including the fact that it would beneficial to him if the value of our common stock increases in value and that there is liquidity in our common stock, and our interests regarding the need for fair and impartial legal representation, disclosure and review of our SEC filings, it could keep investors from investing in us or investment advisors from advising others to invest in us. Additionally, if Mr. Loev desires to sell the common stock he owns (subject to the volume limitations of Rule 144), such sales could put downward pressure on the value of our common stock. As a result of these possible perceived conflicts of interest and/or the sale by Mr. Loev of his shares of common stock, the value of our stock may decline or may not increase in value. Additionally, a perceived conflict of interest between Mr. Loev and us may make it harder for us to raise additional capital. Because it may be perceived that a conflict of interest exists between Mr. Loev and us, our stock could become devalued or worthless and we could be forced to curtail or abandon our business activities."

                                        Yours  very  truly,

                                        /s/ John S. Gillies
                                        -------------------------
                                        John S. Gillies
                                        Associate,
                                        David M. Loev, Attorney at Law